Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On October 27, 2011, Exelon began mailing the following reminder letter to shareholders who had not yet voted in the special meeting of shareholders to be held on November 17, 2011.

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

IMPORTANT MERGER INFORMATION

October 27, 2011

Dear Exelon Shareholder:

Earlier this month, we mailed proxy materials to you in connection with a Special Meeting of Shareholders being held on November 17, 2011 to allow shareholders to vote on two proposals relating to our proposed merger with Constellation Energy. If you have not already voted, please cast your vote now using the enclosed proxy card to vote by mail, phone or internet following the instructions printed on the card.

YOUR VOTE IS VERY IMPORTANT

The Exelon Board of Directors unanimously recommends that Exelon shareholders vote “FOR” the proposal to approve the issuance of Exelon common stock to Constellation shareholders in connection with the merger and “FOR” the proposal to adjourn the Exelon special meeting, if necessary, to solicit additional proxies in favor of such approval.

Approval of the share issuance proposal requires the affirmative vote of a majority of the votes cast at the special meeting, so long as the total vote cast on the proposal represents a least a majority of Exelon’s outstanding shares, assuming a quorum is present. Whether your holdings are large or small, we urge you to vote your shares “FOR” the share issuance proposal and the adjournment proposal as promptly as possible.

If you have any questions, or need assistance in voting, please contact our proxy solicitor MacKenzie Partners at 1-800-322-2885. If you have recently voted, please disregard this reminder and thank you for your attention to this important matter.

Sincerely,

John W. Rowe

Chairman and Chief Executive Officer

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.